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Exhibit 99(a)(1)(p)

UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

AXCAN PHARMA INC., a Canada Business	)
Corporation, and SAULE HOLDINGS INC., a	)
Delaware Corporation,	)
)
Plaintiffs,	)	Civil Action No. C.A. No. 03-466-JJF
)
v.	)
)
SALIX PHARMACEUTICALS, LTD., a	)
Delaware Corporation,	)
)
Defendant.	)

AMENDED COMPLAINT

        Plaintiffs Axcan Pharma Inc. ("Axcan") and Saule Holdings Inc. ("Saule" or the "Purchaser"), by their undersigned attorneys, file this Amended Complaint seeking injunctive and declaratory relief arising out of Purchaser's offer to purchase shares of stock of defendant Salix Pharmaceuticals, Ltd. ("Salix").

INTRODUCTION

        1.    On April 10, 2003, after Salix stonewalled Axcan's repeated attempts to discuss a consensual business combination, plaintiff Purchaser commenced a non-coercive, non-discriminatory, all-cash, all-shares premium tender offer for all outstanding shares of Salix common stock that are not already owned by Axcan or Purchaser (the "Tender Offer"). On May 20, 2003, Purchaser increased the price to be paid in the Tender Offer to $10.50 per share. The Tender Offer will be followed by a merger (the "Proposed Merger") in which any outstanding shares of Salix stock would be converted into the right to receive the same consideration offered in the Tender Offer (together with the Tender Offer, the "Proposed Acquisition").

        2.    In an effort to defeat or delay the Tender Offer, Salix has issued materially false and misleading disclosures designed to persuade Salix stockholders not to tender their shares. Most notably:

  •
  Despite a history of unprofitable operations, widening losses, and overly-optimistic projections of revenues and profits, Salix's response to the Tender Offer touts "Near Term Profitability" as a reason for stockholders to reject the Offer, and asserts that Salix is "poised for significant growth and profitability" and "expects to become profitable in the second half of 2004."

  •
  Although Salix contends that it "can better enhance stockholder value by continuing to execute its business plan," Salix has failed to provide any information concerning the contents or duration of this purported business plan, or Salix's ability to execute the purported business plan in prior periods.

  •
  Salix materially overstates the potential market for, and profitability of, Rifaximin, a drug in development. First, Salix does not take into consideration established competition in the prescription and over-the-counter markets. Second, in its FDA new drug application, Salix seeks approval only to use Rifaximin to treat traveler's diarrhea. Nevertheless, Salix bases its revenue and patient population estimates for Rifaximin on its ability to successfully convince physicians to prescribe Rifaximin "off-label" for other diseases. Salix's projections of expected revenue from Rifaximin sales are belied by sales data for other countries where Rifaximin has been marketed and used for at least 15 years.

  •
  Salix falsely characterizes Axcan's financing for the Tender Offer as "highly conditional," and asserts that Axcan's credit facility from National Bank of Canada "require[s] National Bank of Canada to find additional lenders to lend a significant portion of the money required." In fact, the credit line with National Bank of Canada does not require additional lenders and there should be no substantial doubt that Axcan can finance the Tender Offer.

        3.    Salix has repeated these same falsehoods in proxy materials disseminated to stockholders on May 27, 2003. As described in detail below, Salix's material misstatements and omissions in its communications with stockholders are blatant violations of the securities laws. By this complaint, Axcan and Purchaser seek declaratory and injunctive relief compelling Salix to correct its misleading and untrue statements, and prohibiting Salix from making any further false or misleading statements, so that Salix stockholders have accurate and complete information to evaluate the Axcan Tender Offer.

JURISDICTION AND VENUE

        4.    This Court has jurisdiction over this action pursuant to 15 U.S.C. § 78aa, 28 U.S.C. § 1331 and 28 U.S.C. § 1337(a).

        5.    Venue in this Court is proper pursuant to 15 U.S.C. § 78aa and 28 U.S.C. § 1391(b).

THE PARTIES

        6.    Plaintiff Axcan is a corporation incorporated under the laws of the Canada Business Corporations Act having its principal executive offices in Mont St-Hilaire, Quebec, Canada. Axcan is a leading specialty pharmaceutical company that develops, manufactures, markets and distributes a broad line of gastrointestinal ("GI") products to treat patients suffering from GI diseases and related disorders.

        7.    Plaintiff Saule is a Delaware corporation and a wholly-owned subsidiary of Axcan with its principal place of business in Birmingham, Alabama. Saule is the record owner of 100 shares of Salix common stock.

        8.    Defendant Salix is a Delaware corporation with its principal executive offices in Raleigh, North Carolina. According to its most recent Form 10-K, Salix is a "specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases, which are those affecting the digestive tract."

        9.    Salix common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 781(b), and is listed and traded on the NASDAQ National Market.

SALIX'S HISTORY OF LOSSES AND UNMET EXPECTATIONS

        10.    Since Salix became a publicly-held company in 1997, Salix has tied its predictions for profitability to the commercialization of Colazal®, a treatment for colitis, and Rifaximin, a treatment for travelers' diarrhea. In its 1997 Form 10-K, Salix stated that it "believes that the strategy of commercializing products for initial indications will enable it to begin realizing product revenues while completing the development of multiple indications," but predicted that it would not become profitable for at least five years.

        11.    Although Salix predicted in 1997 that profitability would not be realized for at least five years, Salix stopped predicting a date for profitability in subsequent periods:

  •
  In its 1998, Form 10-K, Salix stated, "The Company has generated limited revenues to date from the sales of products and has been unprofitable since inception. The Company expects its operating losses to continue as it continues its [Colazal®] commercialization efforts."

  •
  In its 1999 Form 10-K, Salix stated, "The Company has generated limited revenues to date from the sales of products, and it has been unprofitable since inception. The Company expects to continue to incur substantial losses and expects its operating expenses to increase as the Company expands upon its [Colazal®] commercialization efforts and continues product development and clinical programs for Rifaximin.

  •
  In its 2000 Form 10-K, Salix stated, "The Company has sustained continuing operating losses and has an accumulated deficit of $28.4 million as of December 31, 2000. The Company expects to incur operating losses until product revenues reach a sufficient level to support ongoing operations."

  •
  In its 2001 Form 10-K, Salix stated, "We have sustained continuing operating losses and had an accumulated deficit of $45.9 million as of December 31, 2001. We expect to incur operating losses until product revenues reach a sufficient level to support ongoing operations."

  •
  In its 2002 Form 10-K filed with the SEC on March 27, 2003, Salix stated, "We have sustained continuing operating losses and had an accumulated deficit of $70.6 million as of December 31, 2002. We expect to incur operating losses until product revenues reach a sufficient level to support ongoing operations."

        12.    Salix also has a history of providing overly-optimistic guidance to analysts. In early 2001, for example, analysts were lead to predict revenues of $60 million in 2002, and that Salix would become profitable and launch Rifaximin that year; in fact, Salix's 2002 revenues were only $33.5 million, and it incurred a loss of $24.7 million and was unable to launch Rifaximin. In early 2002, analysts were led to predict revenues of up to $75 million in 2003, and that Salix would become profitable and launch Rifaximin that year; in fact, Salix's current projection for sales in 2003 is only $53 million, and it has delayed its expectation of achieving profitability and launching Rifaximin until 2004.

        13.    In summary, prior to receipt of the Tender Offer, Salix's losses continued to escalate, the Company repeatedly missed its revenue guidance and launch targets, and the Company never asserted that it was on the cusp of near term profitability.

ACQUISITION DISCUSSIONS BETWEEN AXCAN AND SALIX

        14.    Axcan and Salix have had general discussions regarding a potential business combination for a number of years. Because both Axcan and Salix develop and market pharmaceutical products for the treatment of gastrointestinal disorders, some form of a business combination between the companies has been contemplated for several years.

        15.    In the discussions during mid-2002 through early 2003 between representatives of the two companies regarding a possible business combination, Robert P. Ruscher ("Mr. Ruscher"), the Executive Chairman of the Salix Board of Directors, expressed concern about having a combined company with its principal place of business in Canada or to having shares of the combined company traded on both Canadian and United States stock exchanges. Indeed, Mr. Ruscher flatly asserted that he did not want to own shares in a Canadian company. His position was that if the combined business was based out of Canada, Salix would not be interested in a business combination with Axcan.

        16.    During January 2003, Axcan and Salix management agreed to an in-person meeting in New York City on January 30, 2003. Axcan looked forward to this meeting so that it could discuss the substantive details of a potential business combination.

        17.    On January 24, 2003, in anticipation of this meeting, Leon F. Gosselin, Axcan's President and Chief Executive Office ("Mr. Gosselin"), sent a memorandum to Mr. Ruscher detailing the advantages of combining Axcan and Salix including: (i) increased market capitalization; (ii) increased shareholder base, float and trading volumes; (iii) increased revenue base; (iv) continued profitability; (v) greater potential for short-term and medium-term growth; (vi) expanded and highly motivated sales force; and (vii) increased research and development activities. Axcan stated that the possibility of combining the businesses was a "very high priority." Mr. Gosselin confirmed that Axcan intended to proceed expeditiously to consummate a transaction and that Axcan intended to treat Salix stockholders fairly in any transaction.

        18.    However, on January 27, 2003, Mr. Ruscher abruptly cancelled the scheduled meeting with Axcan. The cancellation came in the form of an e-mail from Mr. Ruscher's assistant. David Mims, Axcan's Executive Vice President and Chief Operating Officer ("Mr. Mims"), unsuccessfully tried to contact Mr. Ruscher to express concern about the cancellation of the meeting and to request that Mr. Ruscher contact him to reschedule the meeting. In response to the call by Mr. Mims, Mr. Ruscher left a voicemail for Mr. Mims in late January 2003 indicating that the Salix Board believed that the Company was undervalued and reiterating the concerns he had previously articulated in discussions since mid-2002.

        19.    Following this voicemail from Mr. Ruscher, Axcan continued to make overtures and inquiries to Salix regarding a possible business combination. Although Messrs. Gosselin and Ruscher tentatively scheduled a meeting to be held in February 2003, such a meeting never took place. On February 18, 2003, Mr. Gosselin e-mailed Mr. Ruscher and suggested that they meet on March 6, 2003 in New York. Mr. Ruscher never responded to Mr. Gosselin's request.

        20.    In light of Salix's failure to even discuss Axcan's proposal, it is not surprising that the current Salix Board is employing anti-takeover devices and actively opposing the Proposed Acquisition. Because Salix has failed to even consider the substantial benefits of the Proposed Acquisition, Axcan is taking its offer directly to Salix's stockholders.

THE TENDER OFFER

        21.    On April 10, 2003, Purchaser commenced its non-coercive, non-discriminatory, all-cash, all-shares premium Tender Offer for all outstanding shares of Salix common stock that are not already owned by Axcan or Purchaser. Concurrently with the commencement of the Tender Offer, Axcan issued a press release summarizing the terms of the Tender Offer (the "Press Release"), and published a summary advertisement of the Tender Offer in the national edition of The Wall Street Journal (the "Summary Advertisement"). On May 20, 2003, Purchaser announced an increase in the price of the Tender Offer to $10.50 per share.

        22.    Salix stockholders whose shares are purchased by Purchaser in the Tender Offer will receive $10.50 per share in cash, representing a 68% premium above Salix's trading day average market price in the thirty days prior to the commencement of the Tender Offer. The Tender Offer is conditioned upon, among other things: (i) the tender and purchase of sufficient Salix shares to give Axcan and Purchaser a majority of the outstanding Salix shares on a fully diluted basis; (ii) the redemption or inapplicability of Salix's stockholder rights plan; (iii) the exemption of the Tender Offer from Section 203 of the Delaware General Corporation Law ("Section 203"); (iv) the absence of any agreement or transaction which may impair Purchaser's ability to acquire Salix or otherwise diminish the expected economic value to Axcan of the acquisition of Salix; (v) the receipt of sufficient funds under Axcan's existing credit facility; and (vi) the expiration of all waiting periods under applicable antitrust laws. (On May 2, 2003, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired, fulfilling condition (vi) described above.)

        23.    The Tender Offer is the initial step in a two-step transaction pursuant to which Axcan proposes to acquire all of the outstanding shares of Salix stock. If successful, the Tender Offer will be followed by the Proposed Merger with Purchaser or another direct or indirect subsidiary of Axcan. Pursuant to the Proposed Merger, Axcan anticipates that each then-outstanding share of Salix (other than shares owned by Axcan or any of its subsidiaries, or shares held in the treasury of Salix) will be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

        24.    In December 2002, in anticipation of the adoption of a new stockholder rights plan, Salix declared a dividend of one preferred share purchase right (a "Right") for each share of Salix common stock outstanding as of January 20, 2003. On or about January 10, 2003, the Salix Board adopted a new stockholder rights plan (the "New Rights Plan"), commonly known as a "poison pill," which is designed to obstruct any acquisition of Salix that does not have the approval of the Salix Board. The New Rights Plan provides the Salix Board with the power to summarily prevent the consummation of Purchaser's non-coercive, non-discriminatory, all-cash, all-shares, premium Tender Offer. The New Rights Plan was adopted without the approval of Salix stockholders and, if the New Rights Plan remains in effect and applicable to the Tender Offer, it will impede the right of Salix stockholders to decide whether to accept this premium offer for their shares and will impose an insurmountable obstacle to Purchaser's consummation of the Tender Offer.

        25.    The Salix Board may also prevent Axcan and Purchaser from consummating the Proposed Merger for at least three years unless the Salix Board exempts the Tender Offer from restrictions imposed by Section 203. Section 203, which applies to any Delaware corporation that has not opted out of its coverage, provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after becoming an interested stockholder, unless: (i) prior to the 15% acquisition, the board of directors has approved either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires at least 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Salix is subject to Section 203 and has chosen not to opt-out of the statute's coverage.

        26.    The Tender Offer is, and will continue to be, in full compliance with all applicable federal laws and regulations governing tender offers, i.e., the provisions of the Williams Act, embodied in Sections 14(d) and 14(e) of the Exchange Act, 15 U.S.C. §§ 78n(d) and (e), and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"). In accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser commenced the Tender Offer by the publication of the Summary Advertisement in the April 10, 2003 Wall Street Journal. In connection with the Tender Offer and in accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser also filed a Schedule TO, an Offer to Purchase, and a pre-filing communication under Rule 14a-12 with the SEC.

        27.    In connection with the Tender Offer, Purchaser prepared and disseminated to Salix stockholders an offer to purchase containing all material information required by applicable law to be disclosed (the "Offer to Purchase"). Since the filing of Purchaser's April 10, 2003 Offer to Purchase and Schedule TO, Purchaser has timely filed six amendments to disclose subsequent events (the "TO Amendments").

        28.    The Schedule TO, Offer to Purchase and TO Amendments contain all information required by, and are in full compliance with, Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, including Rule 14a-9.

THE PROXY CONTEST

        29.    In the Offer to Purchase, Purchaser stated that it intended, if necessary, to nominate and solicit proxies for the election of nominees to replace all the current members of the Salix Board. On April 25, 2003, Axcan filed preliminary proxy materials to solicit votes for the election of a slate of five independent, well-qualified directors for election to the Salix Board of Directors (the "Alternative Slate of Directors") and the adoption of a bylaw resolution (the "Bylaw Resolution") repealing any amendments to Salix's bylaws after November 30, 2001 ("Axcan Preliminary Proxy Materials"). On May 20, 2003, plaintiffs filed definitive proxy materials with the SEC and commenced mailing such materials to Axcan's stockholders (together with the Axcan Preliminary Proxy Materials, the "Axcan Proxy Materials").

        30.    Axcan expects that the Alternative Slate of Directors, if elected, will, subject to their fiduciary duties: (i) redeem the New Rights Plan (or amend the New Rights Plan to make it inapplicable to the Proposed Acquisition); (ii) approve the Tender Offer under Section 203; and (iii) take such other actions as may be required to expedite the prompt consummation of the Proposed Acquisition.

SALIX REJECTS THE AXCAN OFFER

        31.    Despite the significant benefits of the Tender Offer for Salix stockholders, Salix has refused to even consider the Axcan offer. Instead, Salix is maintaining its anti-takeover devices, actively opposing the Proposed Merger and preparing to solicit proxies in opposition to the Alternative Slate of Directors.

        32.    On April 23, 2003, without ever contacting or meeting with any representative of Axcan to discuss the Proposed Acquisition, Salix filed its Schedule 14D-9 responding to the Tender Offer (including amendments to date, the "Schedule 14D-9") and announced that the Salix Board had rejected the Proposed Acquisition. Salix reiterated its rejection of the Tender Offer, despite the increase in price to $10.50 per share, in a fourth amendment to the Schedule 14D-9 filed on May 23, 2003.

        33.    On May 2, 2003, Salix filed preliminary proxy materials opposing the Alternative Slate of Directors and the Bylaw Resolution, and urging stockholders to vote for the five Salix Director nominees. Salix filed a definitive Proxy Statement with the SEC on May 23, 2003, and began mailing these materials to stockholders (the "Salix Proxy Statement") on May 27, 2003. Rather than facilitating the Proposed Acquisition, the Salix Board is maintaining anti-takeover devices and actively opposing the Proposed Merger. Salix is encouraging shareholders not to return any Axcan proxy card, even as a protest vote.

SALIX'S FALSE AND MISLEADING STATEMENTS IN
RESPONSE TO THE TENDER OFFER:
SALIX SCHEDULE 14D-9

        34.    Salix's Schedule 14D-9 is materially false and misleading in numerous respects. Specifically, the Schedule 14D-9 contains the following materially false and misleading statements and omissions:

Salix's Predictions of Profitability

        35.    (a) Although Salix experienced net losses of $3 million in 2000, $17.5 million in 2001 and $24.7 million in 2002, the Salix Schedule 14D-9 touts "Near Term Profitability" as a reason for stockholders to reject the Tender Offer, asserting that Salix is "on the cusp of realizing benefits of the significant investments it has made during the past few years under its current business plan," and that "Salix expects to become profitable in the second half of 2004 regardless of the status of Rifaximin, and believes it will be profitable for the year ending December 31, 2004 if Rifaximin is approved and launched in 2004 as expected." As discussed above, Salix's recently-discovered optimism contradicts years of previous statements regarding its prospects for future profitability, including its statement on March 27, 2003—less than a month earlier—that "Salix has sustained continuing operating losses and had an accumulated deficit of $45.9 million as of December 31, 2001. We expect to incur operating losses until product revenues reach a sufficient level to support ongoing operations."

        35.    (b) Salix asserted in the Schedule 14D-9 that it "is poised for significant growth and profitability, and can better enhance stockholder value by continuing to execute its business plan." Salix fails to disclose any information about this purported business plan, other than the fact that it was adopted in "the second half of 1999," and it "calls for Salix to become a leading specialty pharmaceutical company focusing on in-licensing, developing and marketing therapeutic products to gastroenterologists in the United States through Salix's own sales force." Salix has not disclosed any of the revenue, expense, profit, margin, growth or other assumptions contained in the purported business plan, whether Salix has succeeded in meeting the plan's projections in prior periods, whether changes recently have been made to the business plan that would explain Salix's purported expectation of becoming profitable in 2004, or when profitability is expected under the purported business plan.

        35.    (c) Although Salix asserted in the Schedule 14D-9 that "Salix's business has significantly greater value than the offer," and that the offer does not "adequately reflect the true value of Salix's products," Salix fails to disclose any amount or range of any such values or when such values can be expected to be realized by Salix stockholders.

Salix's Rifaximin Predictions

        36.    (a) In the Schedule 14D-9, Salix asserts that Rifaximin will "potentially compete in an annual U.S. retail market in excess of $2 billion, comprised of over 12 million patients." This assertion materially overstates the potential market for, and profitability of, Rifaximin because it does not take into consideration (i) the fact that antibiotic treatments are recommended only for severe cases of traveler's diarrhea, (ii) competition against Rifaximin from established antibiotic treatments such as Septra® and Cipro®, or (iii) the fact that most travelers who develop diarrhea self medicate with over-the-counter treatments such as Pepto Bismol® or Imodium®. The actual potential for Rifaximin sales and profits is significantly less than the potential touted by Salix.

        36.    (b) Salix bases its revenue and patient population estimates on the "large number of diseases in which Rifaxmin could be used" and the potential uses of Rifaximin for the treatment of uncomplicated diverticular disease, Crohn's disease, non-ulcerative dyspepsia and small intestinal bacterial overgrowth, among others. However, Salix obscures the fact that the FDA is currently only considering the approval of Rifaximin for one indication—traveler's diarrhea. Salix estimates that the current patient population of people who develop traveler's diarrhea each year is 4.4 million, most of whom are currently treated by over-the-counter remedies and established antibiotic treatments. When pressed about the basis of revenue and patient predictions during its May 14, 2003 Financial Release Conference Call, Salix stated that although it may seek additional indications from the FDA at some later date, in the meantime it hoped to be able to convince gastroenterologists to write "off-label" prescriptions for Rifaximin based on positive results from not-yet-conducted clinical trials. "We may seek additional approvals, but our strategy right now is to do single or multicenter trials to do really good clinical trials and to get those published in peer review journals and to disseminate the information as quickly as possible upon completion of the study and receipt of the data. We do know that gastroenterologists write about 60-70 percent of all the prescriptions for oral antibiotics that they write off label." Salix bases nearly all of its projected patient base and revenue pool on the contingencies of (1) positive clinical trials; (2) publication in peer review journals; (3) quick dissemination to physicians; and (4) physicians writing "off-label" prescriptions. Given these significant contingencies, Salix's estimated patient population and revenues are grossly overstated. Despite Salix's estimates, the actual potential patient population is a fraction of the 4.4 million patients who develop traveler's diarrhea in any given year.

        36.    (c) On May 14, 2003, Salix released its first revenue projection for sales of Rifaximin: $550 million in sales within five years. This projection is belied by the historical revenue data for Rifaximin sales outside the United States, where Rifaximin has been sold for many years. For example, Rifaximin has been marketed in Italy under the trade names Normix® and Rifacol® since 1988.    After 15 years of sales in Italy, Normix® and Rifacol® generated approximately U.S. $28 million in annual revenue during 2001. Because Rifaximin has been marketed in Italy for over 15 years, Italy's sales figures provide reliable indicators of patient base and revenues in the United States, and demonstrate that Salix's projection of $550 million in annual revenue for Rifaximin in its fifth year of sales is grossly overstated.

The Rights Plan

        37.    In the Schedule 14D-9, Salix asserts that the New Rights Plan was simply "updated" in order "to reflect redomestication as a Delaware corporation and its listing on the Nasdaq National Market System," and that "if the plan had not been updated, the original plan would have remained in place with substantially the same effect as the updated Rights Plan." In fact, the New Rights Plan is an entirely new "poison pill" that replaced the original plan adopted in January 2000 (the "Original Rights Plan"). The New Rights Plan is significantly different from the Original Rights Plan. Among other things, the New Rights Plan, if triggered, is significantly more dilutive to an acquiror because the Original Rights Plan had an exercise price of $60 Canadian (approximately $42 U.S.), while the January 2003 Rights Plan has an exercise price of $100 U.S.—more than twice as high. In addition, the Original Rights Plan had a five year term, expiring in 2005, while the New Rights Plan has a ten year term, expiring in 2013.

Axcan's Financing for the Tender Offer

        38.    In the Salix Schedule 14D-9, Salix falsely asserted that Axcan's offer is "highly conditional" in part because Axcan "must receive proceeds under the credit facilities contemplated by its commitment from National Bank of Canada. These facilities are not final and require National Bank of Canada to find additional lenders to lend a significant portion of the money required." These statements are false, and falsely imply that Axcan cannot afford to consummate the Tender Offer. In fact, proposed credit line with National Bank of Canada does not require any additional lenders, and there should be no substantial doubt that Axcan can finance the Tender Offer.

SALIX'S FALSE AND MISLEADING STATEMENTS
IN ITS PROXY MATERIALS

        39.    The Salix Proxy Statement is materially false and/or misleading in numerous respects. Specifically, the Salix Proxy Statement repeats each of the materially false and/or misleading statements and omissions contained in the Schedule 14D-9, as alleged in paragraphs 34 through 38 above.

COUNT I
(For Violation of Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder)

        40.    Plaintiffs repeat and reallege paragraphs 1-39 above as if set forth herein.

        41.    Rule 14d-9, 17 C.F.R. § 240.14d-9, promulgated by the SEC pursuant to Section 14(d) of the Exchange Act, requires the target company to file with the SEC a Schedule 14D-9 containing certain information disclosing, among other things, the nature of the target company's solicitation or recommendation in response to a tender offer, particularized reasons for the solicitation or recommendation, and recent transactions in respect of the target company's securities by the target company or by its officers and directors.

        42.    In violation of Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder, the Schedule 14D-9 filed by Salix with the SEC contains the material misstatements and omissions described above.

        43.    By reason of the foregoing, plaintiffs, Salix stockholders and the investing public have been and are being irreparably harmed because they are being deprived of material information required to be publicly, accurately and fully disclosed by Salix under applicable law, and Salix stockholders and the investing public are being misled by materially false information disseminated by Salix.

        44.    Plaintiffs have no adequate remedy at law.

COUNT II
(For Violation of Section 14(e) of the Exchange Act)

        45.    Plaintiffs repeat and reallege paragraphs 1-39 above as if set forth herein.

        46.    Section 14(e) of the Exchange Act., 15 U.S.C. § 78n(e), makes it "unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practice, in connection with any tender offer."

        47.    In violation of Section 14(e) of the Exchange Act, the Schedule 14D-9 filed by Salix with the SEC contains the material misstatements and omissions described above.

        48.    By reason of the foregoing, plaintiffs, Salix stockholders and the investing public have been and are being irreparably harmed because they are being deprived of material information required to be publicly, accurately and fully disclosed by Salix under applicable law, and Salix stockholders and the investing public are being misled by materially false information disseminated by Salix.

        49.    Plaintiffs have no adequate remedy at law.

COUNT III
(For Violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder)

        50.    Plaintiffs repeat and reallege paragraphs 1-39 above as if set forth herein.

        51.    Section 14(a) of the Exchange Act., 15 U.S.C. § 78n(a), and the rules promulgated thereunder, prohibit any person from soliciting any proxy or consent, in respect of any registered security, by means of any proxy statement or other communication containing any untrue statement of material fact or omitting to state a material fact.

        52.    In violation of Section 14(a) of the Exchange Act, the Salix Proxy Statement contains the material misstatements and omissions described above.

        53.    By reason of the foregoing, plaintiffs, Salix stockholders and the investing public have been and are being irreparably harmed because they are being deprived of material information required to be publicly, accurately and fully disclosed by Salix under applicable law, and Salix stockholders and the investing public are being misled by materially false information disseminated by Salix.

        54.    Plaintiffs have no adequate remedy at law.

COUNT IV
(For Declaratory Relief)

        55.    Plaintiffs repeat and reallege paragraphs 1-39 above as if set forth herein.

        56.    The Declaratory Judgment Act, 28 U.S.C. § 2201, provides that "[i]n a case of actual controversy within its jurisdiction,. .. any court of the United States, upon the filing of an appropriate pleading, may declare the rights and other legal relations of any interested party seeking such declaration."

        57.    Although the Proposed Acquisition is fairly and attractively priced, Salix is attempting to thwart or delay plaintiffs' lawful attempts to consummate the Tender Offer. Plaintiffs believe that Salix will continue to seek to delay and defeat the Tender Offer through a variety of efforts, including the filing of a meritless suit claiming that public disclosures and filings made by plaintiffs in conjunction with the Tender Offer and the Proxy Contest violate applicable federal securities laws and regulations. Thus, there is a substantial controversy between parties having adverse interests which is of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.

        58.    In the absence of declaratory relief, plaintiffs will suffer irreparable harm. As evidenced by the course of action that Salix has pursued to date and the actions taken generally by companies that receive unsolicited acquisition proposals, Salix will likely continue to defend against the Tender Offer and Proposed Acquisition by, among other things, continuing to disseminate the materially false and misleading Schedule 14D-9 and Proxy Statement and/or filing meritless claims attacking the Schedule TO, Offer to Purchase, TO Amendments and Axcan Proxy Materials. A declaratory judgment that the Schedule 14D-9 and Salix Proxy Statement are materially false and misleading, and that the Offer to Purchase, the Schedule TO, TO Amendments and Axcan Proxy Materials comply with all applicable federal laws, will serve the purpose of adjudicating the interests of the parties, resolving any complaints concerning the propriety of the Proposed Acquisition under federal law, and permitting this lawful transaction to proceed.

        WHEREFORE, plaintiffs respectfully request that this Court:

        a.    compel Salix to comply with the requirements of the Exchange Act and the rules promulgated thereunder, and compel Salix to file immediately an amended Schedule 14D-9 which is complete and accurate and which corrects the misleading and untrue statements in its existing disclosures;

        b.    compel Salix to comply with the requirements of the Exchange Act and the rules promulgated thereunder, and compel Salix to file immediately an amended Proxy Statement which is complete and accurate and which corrects the misleading and untrue statements in its existing disclosures;

        c.    preliminarily and permanently enjoin Salix, its agents, employees and anyone acting on its behalf, from making any false or misleading statements with respect to the Tender Offer;

        d.    declare that plaintiffs have disclosed all information required by, and the Tender Offer, the Schedule TO, Offer to Purchase and TO Amendments are in all respects in compliance with, all applicable laws and other obligations, including, without limitation, Sections 14(a), 14(d) and 14(e) of the Exchange Act and any other federal securities laws, rules or regulations deemed or claimed to be applicable to the Tender Offer, the Schedule TO, Offer to Purchase and TO Amendments;

        e.    declare that the Axcan Proxy Materials are in all respects in compliance with, all applicable laws and other obligations, including, without limitation, Sections 14(a), 14(d) and 14(e) of the Exchange Act and any other federal securities laws, rules or regulations deemed or claimed to be applicable to the Axcan Proxy Materials;

        f.    declare that the Schedule 14D-9 is false and misleading and not in compliance with applicable laws and other obligations, including, without limitation, Sections 14(a), 14(d) and 14(e) of the

Exchange Act and any other federal securities laws, rules or regulations deemed or claimed to be applicable to the Schedule 14D-9 or the Amended Schedule 14D-9;

        g.    declare that the Salix Proxy Statement is false and misleading and not in compliance with applicable laws and other obligations, including, without limitation, Sections 14(a), 14(d) and 14(e) of the Exchange Act and any other federal securities laws, rules or regulations deemed or claimed to be applicable to the Salix Proxy Statement;

        h.    award plaintiffs their costs and disbursements in this action, including reasonable attorneys' fees; and

        i.    grant plaintiffs such other and further relief as this Court may deem just and proper.

OF COUNSEL:
/s/ SRINIVAS M. RAJU
Kevin G. Abrams (Bar No. 2375) Srinivas M. Raju (Bar No. 3313)
Michael D. Levin	Kelly C. Ashby (Bar No. 4027)
Thomas E. Keim, Jr.	Lisa Zwally (Bar No. 4328)
Latham & Watkins Illinois LLC	Richards, Layton & Finger, P.A.
233 South Wacker Drive, Suite 5800	One Rodney Square
Chicago, Illinois 60606	P.O. Box 551
(312) 876-7700	Wilmington, Delaware 19899 (302) 651-7700
Marc W. Rappel	Attorneys for Plaintiffs
Charles W. Cox	Axcan Pharma Inc. and Saule Holdings Inc.
Anissa D. Seymour Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, California 90071-2007 (213) 485-1234
Dated: May 27, 2003

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AMENDED COMPLAINT
INTRODUCTION
JURISDICTION AND VENUE
THE PARTIES
SALIX'S HISTORY OF LOSSES AND UNMET EXPECTATIONS
ACQUISITION DISCUSSIONS BETWEEN AXCAN AND SALIX
THE TENDER OFFER
THE PROXY CONTEST
SALIX REJECTS THE AXCAN OFFER
SALIX'S FALSE AND MISLEADING STATEMENTS IN RESPONSE TO THE TENDER OFFER: SALIX SCHEDULE 14D-9
Salix's Predictions of Profitability
Salix's Rifaximin Predictions
The Rights Plan
Axcan's Financing for the Tender Offer
SALIX'S FALSE AND MISLEADING STATEMENTS IN ITS PROXY MATERIALS
COUNT I (For Violation of Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder)
COUNT II (For Violation of Section 14(e) of the Exchange Act)
COUNT III (For Violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder)
COUNT IV (For Declaratory Relief)